CROSS LAKE MINERALS LTD.
240 – 800 West Pender Street
Vancouver, B.C. V6C 2V6

Tel: (604) 688-5448
Fax: (604) 688-5443
E-mail: crosslak@intergate.ca

August 9, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 - Fifth Street N.W.
Washington, D.C.
U.S.A. 20549

Attention: **Office of International Corporate Finance**

Dear Sirs:

Re: **Cross Lake Minerals Ltd. (the "Company")**
- 12(g) No. 82-2636

Enclosed please find the following materials to update the Company's file:

1. a copy of the Company's Interim Report for the Six Months ended June 30, 2002; and
2. copies of news releases from June 2002 to present.

Please contact the writer if you have any questions on the above materials.

Yours very truly,

CROSS LAKE MINERALS LTD.

Michele A. Jones
Executive Vice President, Administration

Enc:

c:\mydocs\filings\Qtr\sec12g - Qtrly

dlw 8/19

12(g) No. 82-2636

Cross Lake Minerals Ltd.

02 AUG 19 AM 9:03

Interim Report for the Six Months Ended June 30, 2002

MANAGEMENT DISCUSSION & ANALYSIS

The Company incurred a net loss for the quarter ended June 30, 2002 of $69,899 ($0.01 per share) compared to $82,234 ($0.01 per share) for the same period last year. Year-to-date loss was $147,148 ($0.01 per share) versus $157,708 ($0.01 per share) in 2001.

General and administrative expenses in the quarter decreased to $71,247 from $91,903 (year-to-date: $149,414 in 2002 versus $181,749 in 2001). General exploration expenditures were reduced to $2,437 this quarter from $7,783 in 2001 (year-to-date: $13,350 at June 30, 2002 versus $16,886 in 2001).

Working capital at June 30, 2002 was $298,159 compared to $325,179 at December 31, 2001. The Company invests surplus cash in liquid, high-grade investments with varying maturity dates selected with regard to operational cash requirements and prevailing interest rates.

During the quarter, the Company completed the private placement of 1,247,914 Units, each Unit comprised of one non-flowthrough and one flowthrough common share, for net proceeds of $186,785. The placement was priced at $0.16 per Unit for arm's length placees and $0.18 per Unit for non-arm's length. Proceeds are being used for general and administrative expenses and to fund work programs on the Ingenika/Swannell, Cariboo, Wasi and Myoff Creek Properties. With the issue of the private placement, cash and cash equivalents were reduced by only $85,164 in the quarter ($144,174 in 2001) and $12,127 for the year to date ($288,811 in 2001).

Mineral property expenditures included exploration costs of $45,422 for the first six months of 2002 (2001-$104,372), most of which was spent on the Cariboo ($28,727) and Myoff Creek ($13,375) Properties. Acquisition costs totalled $28,909 (2001-$34,600) relating to the Sheraton-Timmins ($10,000), Cariboo ($8,296), QR ($7,913) and Swannell ($2,700 in share issuance) Properties.

Activities continue to be focused on maintaining properties of merit; conducting modest exploration programs on certain properties; and advancing others, including the recently acquired QR and Cariboo Properties, with joint venture participation.

EXPLORATION

QR PROPERTY

Subsequent to the end of the quarter, the Company announced that, subject to all necessary approvals and execution of a formal agreement, a letter of intent was signed with Kinross Gold Corporation ("Kinross") whereby the Company acquired an option to purchase a 100% interest in the QR gold Property, located 58 kilometres southeast of Quesnel, BC. The Property is adjacent to the west of the Company's Cariboo Property.

The property includes the shutdown QR Mine which operated from May 1995 until April 1998 when mining was suspended and the property placed on care and maintenance due to low gold prices. While in operation, the mine produced 3,672,767 grams (118,084 ounces) of gold from open pits and underground stopes.

There are six zones of known gold mineralization: Main, West, Midwest, North, East and Northwest zones, of which two (Main and West) were mined by open pit and one (Midwest) was mined using underground methods. The Company's main exploration focus will be to expand on the unmined zones, especially the North and East zones which are "open" along strike to the east and down dip. These zones are trending towards another diorite stock, an important gold mineralization geological control, which is located 2,000 metres east of the QR mill.

Facilities, including a complete 800 tonne per day mill utilizing a whole ore cyanidation with carbon-in-pulp recovery circuit, crushers, generators, compressors, complete assay lab, engineering offices, various warehouses, buildings and the tailings impoundment area remain on site and appear to have been well maintained since orderly shutdown in 1998.

The Company may acquire a 100% interest in the Property by paying Kinross an aggregate of $800,000 on or before May 1, 2004. A $5,000 cash payment was made upon signing of the letter of intent. In order to exercise the option, the Company must pay the remaining $795,000 in cash and/or shares, at Kinross' discretion, and release Kinross from all reclamation liabilities. The Company is required to fund the first year's holding costs up to $220,000, in quarterly installments in arrears, which are deductible from the final payment. Should a deposit of more than 1,000,000 proven and recoverable ounces be discovered on the Property, Kinross retains a back-in right to acquire 50% of the Property by reimbursing the Company for twice the amount of expenditures incurred and by completing a bankable feasibility report.

On July 23, 2002, the Company announced that, subject to all necessary approvals and to the terms of the agreement with Kinross, it had granted Gold Giant Ventures Inc. ("Gold Giant") an option to acquire a 50% interest in its adjoining QR and Cariboo gold Properties.

Under the terms of the letter agreement with Gold Giant and in consideration for the grant of the option, Gold Giant is required to make cash payment of $50,000 on signing; issue 100,000 common shares to the Company as soon as possible thereafter upon receipt of necessary approvals; and, spend $700,000 on the Property, including $200,000 in maintenance expenses, in the first year. Thereafter, Gold Giant is required to spend a further $1.0 million in the second year and $1.8 million in the third year in order to earn a 50% interest in the Property.

With respect to the QR Property, the two companies, with the Company as operator, intend to focus initial efforts on completing an independent reserve and resource calculation, evaluating the state of the mine facilities and conducting exploration aimed at discovering new zones as well as expanding the undeveloped mineralized zones that have already been defined.

CARIBOO PROPERTY

As part of the Company's on-going efforts to diversify its portfolio of mineral properties, the Company acquired in May 2002 an option to earn a 100% interest in the Cariboo gold Property from Imperial Metals Corporation ("Imperial"). The Company may earn its 100% interest in the Property by incurring $100,000 in cumulative exploration expenditures over three years and granting Imperial a 1% net smelter return royalty.

The property is located in the historic Cariboo Mining District, 62 kilometres southeast of Quesnel, BC. Access and infrastructure in the area are excellent due to the intense logging activity and the proximity of existing milling facilities at the Company's recently optioned QR Property.

The main area of interest is in the vicinity of diamond drill hole 89-6, completed by Corona Gold Corporation in 1989, that intersected 5.26 grams/tonne gold over an 8.5 metre interval (0.15 oz/ton over 27.9 feet). This drill hole tested a coincident precious metal soil and IP anomaly. The Company intends to diamond drill in the areas of the coincident anomalies and the drill hole gold intersection and explore other anomalous areas on the Cariboo Property.

Work is planned on the Cariboo Property, under option to Gold Giant (see details under QR Property), to conduct further surface exploration, including diamond drilling, to test previously identified targets.

SHERATON-TIMMINS AND NIGHT HAWK LAKE PROPERTIES

The Company and Falconbridge Limited ("Falconbridge") are in the process of completing formal agreements with respect to Falconbridge's option to earn up to a 65% interest in each of the two properties, located near Timmins, Ontario. Falconbridge may earn a 50% interest in the Sheraton-Timmins Property by making cash payments of $500,000 and exploration expenditures of $3.725 million over five years and an additional 15% by completing prefeasibility and feasibility studies. A 50% interest in the Night Hawk Lake Joint Venture Property may be earned by making exploration expenditures of $2.975 million over six years, with an additional 15% by completing prefeasibility and feasibility studies.

If Falconbridge fully exercises its option, the Company's interest in the Sheraton-Timmins Property will be reduced from 100% to 35% and in the Night Hawk Lake Joint Venture, from 40% to 14%.

INGENIKA

The Ingenika Property is situated on the south side of the Ingenika River about 108 kilometres north-northwest of Germansen Landing, B.C., and is contiguous with the Swannell Property.

During the 2001 field season, soil sampling programs using the Mobile Metal Ions analytical method identified three parallel base metal anomalies, approximately 300 metres apart and ranging from 400 to 500 metres in length with widths from 25 to 200 metres. These three anomalies all strike between 120 and 130 degrees which is in the same strike direction as the zinc-lead-silver mineralization of the old Ingenika Mine. The largest and strongest anomaly, which is still open in both directions along strike, is the highest priority target for this year's field program which has just begun. The Company has completed a test trenching program which failed to expose bedrock due to the excessive depth of overburden. The next phase of exploration, which is to delineate the source of the soil anomaly, is currently being planned.

OTHER PROPERTIES

The Company is maintaining nine additional properties in its portfolio. Some, such as the Swannell, Wasi and Myoff Creek, are being worked this year and others have been put on hold due to lack of funding. Joint venture participation is being sought for all of the Company's properties.

Brian Kynoch
Director

Malcolm Swallow
Director

July 31, 2002

Balance Sheets
(Unaudited)

		June 30, 2002		December 31, 2001
ASSETS				
Current Assets				
Cash and cash equivalents	$	312,611	$	324,768
Accounts receivable		14,924		10,208
Prepaids		8,982		12,488
		336,517		347,464
Capital Assets		41,130		46,104
Mineral Properties (note 3)		5,317,672		5,243,341
	$	5,695,319	$	5,636,909
LIABILITIES				
Current Liabilities				
Accounts payable	$	38,358	$	22,285
Shareholders' Equity				
Share Capital (note 4)		12,531,490		12,342,005
Deficit		(6,874,529)		(6,727,381)
		5,656,961		5,614,624
	$	5,695,319	$	5,636,909

Statements of Operations
(Unaudited)

	Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
Revenues				
Interest and project management fees	$ 1,348	$ 9,669	$ 2,266	$ 22,956
Expenses				
Consulting	12,330	-	12,330	-
Depreciation	2,473	3,266	4,945	6,533
General exploration	2,437	7,783	13,350	16,886
Insurance	2,647	3,114	5,778	6,611
Office	9,114	10,700	16,925	23,987
Professional fees	2,897	8,945	5,962	15,454
Shareholder communication	7,449	6,837	11,921	12,633
Trust and filing	15,829	14,720	19,292	17,833
Wages and fees	16,071	36,538	58,911	81,812
	71,247	91,903	149,414	181,749
Loss before undernoted:	69,899	82,234	147,148	158,793
Gain on sale of equipment	-	-	-	1,085
Net loss for the period	69,899	82,234	147,148	157,708
Loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.01

Statements of Deficit
(Unaudited)

	Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
Deficit, beginning of period	$ 6,804,630	$ 6,308,946	$ 6,727,381	$ 6,233,472
Net loss for the period	69,899	82,234	147,148	157,708
Deficit, end of period	$ 6,874,529	$ 6,391,180	$ 6,874,529	$ 6,391,180

Statements of Cash Flows
(Unaudited)

	Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
Cash Provided By (Used In):				
Operating Activities				
Operations:				
Net loss for the period	$ (69,899)	$ (82,234)	(147,148)	$ (157,708)
Items not involving cash:				
Gain on sale of equipment	-	-	-	(1,085)
Depreciation	2,473	3,266	4,945	6,533
	(67,426)	(78,968)	(142,203)	(152,260)
Changes in non-cash working capital:				
Accounts receivable	(3,842)	(11,480)	(4,716)	(8,489)
Prepaids	4,619	7,536	3,506	8,660
Accounts payable	17,701	22,953	16,102	(4,500)
	(48,948)	(59,959)	(127,311)	(156,589)
Investing Activities				
Mineral property expenditures:				
Acquisition (1)	(16,209)	(2,466)	(26,209)	(31,900)
Exploration	(36,464)	(81,749)	(45,422)	(104,372)
Proceeds from sale of equipment	-	-	-	4,050
	(52,673)	(84,215)	(71,631)	(132,222)
Financing Activity				
Issue of shares	186,785	-	186,785	-
Decrease in cash and cash equivalents	(85,164)	(144,174)	(12,157)	(288,811)
Cash and cash equivalents, beginning of period	227,447	794,933	324,768	939,570
Cash and cash equivalents, end of period	$ 312,611	$ 650,759	$ 312,611	$ 650,759
(1) Not included: Shares issued for mineral properties	$ 2,700	$ 2,700	$ 2,700	$ 2,700

CROSS LAKE MINERALS LTD.
Notes to the Financial Statements
June 30, 2002 and 2001

1. NATURE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and its principal activity, directly and through joint ventures, is the acquisition, exploration and development of resource properties. The Company is currently in the exploration stage of developing its mineral properties.

The recoverability of amounts shown for mineral properties, including deferred exploration expenditures, is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition thereof.

2. ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These interim financial statements should be read in conjunction with the Company's annual audited financial statements dated December 31, 2001, both of which were prepared in accordance with Canadian Generally Accepted Accounting Principles. The results for both the six month and the three month period ended June 30, 2002 are stated utilizing the same accounting policies and methods of application as the most recent annual financial statements.

3. MINERAL PROPERTIES

	Period ended June 30, 2002		
	Balance Dec 31, 2001	Additions	Balance June 30, 2002
Acquisition costs	$338,290	$28,909	$367,199
Exploration and development costs:			
Assays and recording	381,133	6,301	387,434
Drilling	1,719,844	-	1,719,844
Geological and geophysical	2,063,242	39,184	2,102,426
Field office	551,515	(5,369)	546,146
Travel and accommodation	189,317	5,306	194,623
	4,905,051	45,422	4,950,473
	$5,243,341	$74,331	$5,317,672

4. SHARE CAPITAL AND RELATED INFORMATION

a) Authorized: 100,000,000 common shares without par value.

b) Issued and outstanding:

	June 30, 2002		June 30, 2001	
	Number of Shares	$	Number of Shares	$
Balance, beginning of year	35,227,665	12,342,005	35,182,665	12,339,305
Private placement (1)	2,495,828	186,785	-	-
Mineral property	45,000	2,700	45,000	2,700
Balance, end of period	37,768,493	12,531,490	35,227,665	12,342,005

(1) Includes 1,247,914 flow-through shares; net of share issue costs of $16,215

c) Stock options

Effective January 1, 2002, the Company has adopted the new accounting standard for stock-based compensation. As permitted by the new recommendation, the Company has elected to follow the instrinsic value method of accounting for share options granted to employees and directors. Under this method, no compensation expense will be recorded if the exercise price of the share options were granted at market. The adoption of the new accounting policy has no cumulative effect on the prior period's' financial statements.

Under the Company's stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's Stock Option Plan, the Company may grant options for up to 6,000,000 common shares. As of June 30, 2002, the Company had stock options outstanding and exercisable for the purchase of 3,901,000 common shares.

	Options	Weighted-Average Exercise Price	Expiry Date Range
Outstanding & exercisable at Dec. 31, 2001	3,726,000	$0.51	12/22/02 - 06/14/11
Granted	175,000	0.11	02/01/12
Outstanding & exercisable at June 30, 2002	3,901,000	$0.49	12/22/02 - 02/01/12

Had the Company followed the fair method of accounting, the Company would have recorded a compensation expense of $7,910 pursuant to the share options issued in the current year. Pro-forma earnings information determined under the fair value method accounting for stock options is as follows:

	Six Month Period ended June 30, 2002
Net loss	
As reported	$147,148
Compensation expense	7,910
Pro-forma	155,058
Basic loss per share	
As reported and pro-forma	0.01

The fair value of options included in the pro-forma information above have been estimated using an option pricing model based on the following assumptions: a risk free interest rate of 5%; an expected life of 10 years; an expected volatility of 45%; and expected dividends of nil.

CROSS LAKE MINERALS LTD.

CORPORATE INFORMATION

240 – 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: (604) 688-5448 / Fax: (604) 688-5443
E-Mail: crosslak@intergate.ca
Website: www.crosslakeminerals.com

DIRECTORS

John H. Davies, *Mississauga, Ontario*

Henry G. Ewanchuk, *Vancouver, BC*

Chet Idziszek, *Powell River, BC*

J. Brian Kynoch, *Vancouver, BC*

Keith E. Steeves, *Richmond, BC*

Malcolm J.A. Swallow, *Langley, BC*

James W.F. Tutton, *Whistler, BC*

OFFICERS

Henry G. Ewanchuk
Chairman & Director

J. Brian Kynoch
Interim President & Director

Michele A. Jones
Executive Vice President, Administration

James Mudie
Chief Financial Officer

Erik Andersen
Vice President, Land

James Miller-Tait
Vice President, Exploration

Kristina Jackson
Corporate Secretary

Registered Office
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Bank
Royal Bank of Canada
Main Branch, 1025 West Georgia St.
Vancouver, BC
V6E 3N9

Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC
V6C 3B9

And

151 Front Street
Toronto, ON
M5J 2N1

Corporate Counsel
DuMoulin Black
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Auditors
De Visser Gray
401 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Trading Symbol: **CRN-T**
SEC 12g No. 82-2636

Share Capitalization (June 30/02):

Authorized	100,000,000
Issued & Outstanding	37,768,493

Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636
Symbol CRN-T

June 6, 2002

For immediate release
#02-04

NEWS RELEASE

Cross Lake Minerals Ltd. ("the Company") wishes to advise that it is in discussions with an arm's length party to acquire under option a gold property in British Columbia.

Details of the transaction, which have not yet been finalized, will be released in due course. There is no assurance that this transaction will be completed.

-30-

For further information please contact:
Brian Kynoch, Interim President
Michele Jones, Executive Vice President, Administration

Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636
Symbol CRN-T

July 10, 2002

For immediate release
#02-05

NEWS RELEASE

QR Gold Property Optioned

Cross Lake Minerals Ltd. ("the Company") is pleased to announce that, subject to all necessary approvals and execution of a formal agreement, a letter of intent has been signed with Kinross Gold Corporation ("Kinross") whereby the Company has acquired an option to purchase a 100% interest in the QR Gold Property (the "Property"), located 58 kilometres southeast of Quesnel, BC. The Company's recently optioned Cariboo Property (see the Company's news release #02-03 dated May 15, 2002) is located adjacent to the east of the QR Property.

The Property includes the shutdown QR Mine which operated from May 1995 until April 1998 when mining was suspended and the property placed on care and maintenance due to low gold prices. While in operation, the mine produced 3,672,767 grams (118,084 ounces) of gold from open pits and underground stopes. According to Kinross's QR Mine Status Report dated January 25, 1999, the mineral reserves and resources remaining on site are summarized in the following table:

Category	Tonnes	Gold Grade (g/t)
Proven Reserve	84,696	5.10
Probable Reserve	235,182	5.07
Possible Reserve	19,485	7.41
Resource (Measured, Indicated, Inferred)	463,221	5.03

*Reserve estimate calculated using gold @ US$350/oz, Can$=0.74US$, 93% recovery and specific gravity=2.96t/cubic metre.

The reserve and resource calculations, using Gemcom modeling software, were completed by Kinross before the implementation of National Instrument 43-101 and CIM Guidelines for ore definitions and, therefore, do not meet the current regulatory requirements. Until the Company has completed an independent reserve and resource calculation, which will conform with the regulatory requirements as outlined in National Instrument 43-101, all of the above categories should be considered a mineral resource.

According to Kinross's QR Mine Status Report dated January 25, 1999, the QR mine is located in the Quesnel Terrane, a Triassic and Jurassic-aged island-arc/marginal basin tectonic assemblage, a region also referred to as the Quesnel Trough. The assemblage has been intruded by a Jurassic-aged pyroxene-bearing diorite stock. The gold mineralization is spatially associated with the diorite stock, usually within 300 metres, in propylitized, carbonate-rich basaltic epiclastic unit dominated by a garnet/epidote/chlorite/calcite alteration assemblage. The gold is associated with sulphide mineralization varying in amounts from 1-15% and consisting of pyrite, chalcopyrite and pyrrhotite with minor amounts of galena and sphalerite.

There are six zones of known gold mineralization: Main, West, Midwest, North, East and Northwest zones, of which two (Main and West) were mined by open pit and one (Midwest) was mined using underground methods. The Company's main exploration focus will be to expand on the unmined zones, especially the north and east zones which are "open" along strike to the east and down dip. These zones are trending towards another diorite stock, an important gold mineralization geological control, which is located 1,500 metres east of the QR mine.

Facilities, including a complete 800 tonne per day mill utilizing a whole ore cyandation with carbon-in-pulp recovery circuit, crushers, generators, compressors, complete assay lab, engineering offices, various warehouses, buildings and the tailings impoundment area remain on site and appear to have been well maintained since orderly shutdown in 1998.

The Company may acquire a 100% interest in the Property by paying Kinross an aggregate of $800,000 on or before May 1, 2004. A $5,000 payment, in cash and/or shares, at the Company's discretion, is due upon signing of the letter of intent with the remaining $795,000 to be paid in cash and/or shares, at Kinross' discretion, upon exercise of the option by the Company. The Company is required to fund the first year's holding costs up to $220,000, in quarterly installments in arrears, which are deductible from the final payment. Should a deposit of more than 1,000,000 proven and recoverable ounces be discovered on the Property, Kinross retains a back-in right to acquire 50% of the Property by reimbursing the Company for twice the amount of expenditures incurred and by completing a bankable feasibility report.

Over the next three to four months, the Company intends to complete data compilation, conduct field examinations and surveys and carry out the independent reserve and resource study, referred to previously, in order to prepare for the first phase exploration program. Details will be released in due course.

-30-

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information please contact:
Brian Kynoch, Interim President
Michele Jones, Executive Vice President, Administration

Cross·Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636
Symbol CRN-T

July 23, 2002

For immediate release
#02-06

NEWS RELEASE

QR and Cariboo Properties Farmed-out

Cross Lake Minerals Ltd. ("the Company") is pleased to announce that, subject to all necessary approvals, it has granted Gold Giant Ventures Inc. ("Gold Giant") an option to acquire a 50% interest in its adjoining QR and Cariboo gold Properties (collectively, the "Property"), held under option and located southeast of Quesnel, British Columbia (see news releases #02-03 dated May 15, 2002 and #02-05 dated July 10, 2002).

Under the terms of the letter agreement and in consideration for the grant of the option, Gold Giant is required to make cash payment of $50,000 on signing; issue 100,000 common shares to the Company as soon as possible thereafter upon receipt of necessary approvals; and, spend $700,000 on the Property, including $200,000 in maintenance expenses, in the first year. Thereafter, Gold Giant is required to spend a further $1.0 million in the second year and $1.8 million in the third year in order to earn a 50% interest in the Property.

With respect to the QR Property, the two companies, with the Company as operator, intend to focus initial efforts on completing an independent reserve and resource calculation, evaluating the state of the mine facilities and conducting exploration to expand the undeveloped mineralized zones that have already been defined. On the Cariboo Property, the companies will conduct further surface exploration, including diamond drilling, to test previously identified targets.

-30-

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information please contact:
Brian Kynoch, Interim President
Michele Jones, Executive Vice President, Administration